UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
________________________________________

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☑	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

Commission file number  01-09300
________________________________________

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

COCA-COLA ENTERPRISES BARGAINING EMPLOYEES' 401(K) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COCA-COLA ENTERPRISES INC.
2500 Windy Ridge Parkway, Atlanta, Georgia 30339

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Exhibit Index Page 4

The Coca-Cola Enterprises Bargaining Employees' 401(K) Plan (the "Plan") is a plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (ERISA).  Accordingly, the following items are filed herewith as part of this annual report:

Audited financial statements:

Report of Banks, Finley, White & Co., Independent Registered Public Accounting Firm
Statements of Net Assets Available for Benefits at December 31, 2007 and 2006
Statement of Change in Net Assets Available for Benefits for the Year Ended December 31, 2007
Notes to Financial Statements
Schedule of Assets at December 31, 2007
Signature
Exhibit 23 – Consent of Banks, Finley, White & Co., Independent Registered Public Accounting Firm

2

___________________________________________

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Global Retirement Programs Committee, which Committee administers the employee benefit plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA ENTERPRISES BARGAINING EMPLOYEES' 401(K) PLAN (Name of Plan) By: /S/ VICKI R. PALMER
Date: June 24, 2008	Vicki R. Palmer Chairperson, Global Retirement Programs Committee

3

Exhibit Index

Exhibit Number	Description
Exhibit 23	Consent of Banks, Finley, White & Co., Independent Registered Public Accounting Firm

4

Financial Statements and Supplemental Schedule
Coca-Cola Enterprises Bargaining Employees’ 401(k) Plan
As of December 31, 2007 and 2006 and For the Year ended December 31, 2007
Together with Report of Independent Registered Public Accounting Firm

Coca-Cola Enterprises Bargaining Employees’ 401(k) Plan

To the Global Retirement Programs Committee
Coca-Cola Enterprises Inc.
Atlanta, Georgia:

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statements of net assets available for benefits of Coca-Cola Enterprises Bargaining Employees’ 401(k) Plan (the “Plan”) as of December 31, 2007 and 2006 and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Banks, Finley, White & Co.
June 23, 2008

Coca-Cola Enterprises Bargaining Employees’ 401(k) Plan

Statements of Net Assets Available for Benefits
As of December 31, 2007 and 2006

	2007	2006
Assets
Investments in Master Trust, at fair value	$45,476,962	$42,896,490
Participant loans	2,273,084	2,175,419
Total assets reflecting all investments at fair value	47,750,046	45,071,909
Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(43,161)	135,329
Net assets available for benefits	$47,706,885	$45,207,238

See accompanying notes to the financial statements.

Coca-Cola Enterprises Bargaining Employees’ 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2007

Additions to net assets attributed to:
Investment income:
Investment income in Master Trust	$1,701,294
Net appreciation in fair value of investments	2,556,470

Total investment income	4,257,764

Contributions:
Participant contributions	2,003,850
Employer contributions	338,913

Total contributions	2,342,763

Total additions	6,600,527

Deductions from net assets attributed to:

Distributions to Participants	4,025,551
Administrative expenses	75,329

Total deductions	4,100,880

Net increase in net assets available for benefits	2,499,647

Net assets available for benefits:
Beginning of year	45,207,238
End of year	$47,706,885

See accompanying notes to the financial statements.

Coca-Cola Enterprises Bargaining Employees’ 401(k) Plan

Notes to Audited Financial Statements

December 31, 2007 and 2006

1. Description of Plan

The following description of the Coca-Cola Enterprises Bargaining Employees’ 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan’s Summary Plan Description for a more comprehensive description of the Plan’s provisions.

General

The Plan is sponsored by Hondo, Incorporated, a wholly owned subsidiary of Coca-Cola Enterprises Inc. (the “Company”).

The Plan was formed effective July 1, 1984 and restated effective January 1, 2002.  The Plan is a defined contribution plan covering certain employees of the Company.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (“ERISA”).

Contributions

The Plan allows a participant to contribute from 1% to 15% of compensation, as defined. The Company matches participant contributions as provided for in the various collective bargaining agreements. Contributions are subject to certain Internal Revenue Code (the “Code”) limitations. All contributions are invested as directed by participants.

Eligibility

Each employee who is eligible for the Plan under the terms of a collective bargaining agreement negotiated between the Company and such bargaining unit shall become a participant on the entry date (the first day of the calendar quarter following date of hire) at which time the participant may elect to begin compensation deferrals.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of their accounts plus actual earnings thereon is based on years of service.

A participant is 100% vested after three years of credited service. All participants become fully vested upon death, total disability or retirement.

Coca-Cola Enterprises Bargaining Employees’ 401(k) Plan

Notes to Audited Financial Statements

Participant Accounts

Each participant’s account is credited with the participant’s contributions, rollover contributions, if any, and allocations of the Company’s contribution and Plan investment results; however, each account is also charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Forfeited balances of terminated participants’ non-vested accounts are used to reduce future Company contributions. The balance of forfeited non-vested accounts was approximately $5,394 and $153,147 as of December 31, 2007 and 2006, respectively.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum equal to the lesser of 50% of their vested account balance or $50,000 (minus the amount of the highest outstanding loan balance(s) in the prior 12 months over any outstanding loan balance on the day the loan is made). Loan terms generally range from one to five years for general purpose loans and extend up to 15 years for principal residence loans. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with the interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances. Principal and interest are paid ratably through payroll deductions and the interest paid is applied directly to the participant’s account balance.

Withdrawals and Benefit Payments

Distributions of a participant’s fully vested account balance shall be made during the period following his or her retirement, total disability, death or termination of employment.

Distributions to participants shall be made in a single lump sum or a series of installments over a certain period selected by the participant and paid no more than annually. The amount of distribution under the Plan shall be equal to the participant’s vested account balance.

Coca-Cola Enterprises Bargaining Employees’ 401(k) Plan

Notes to Audited Financial Statements

If the participant has any loan balance at the time of distribution, the amount of cash available to the participant or beneficiary shall be reduced by the outstanding principal balance of the loan.

Prior to retirement, a withdrawal from the balance of a participant’s pre-tax contribution account would be available only for a financial hardship.

Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan agreement to discontinue contributions at any time and to terminate the Plan. In the event of Plan termination, all participants become fully vested and shall receive a full distribution of their account balances.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared using the accrual method of accounting.

Valuation of Investments

The Plan participates in the Coca-Cola Enterprises Inc. Defined Contribution Plans Master Trust (the “Master Trust”) with similar retirement plans sponsored by the Company and certain other subsidiaries of the Company, whereby investments are held collectively for all plans by JPMorgan Chase Bank, N.A. (the “Trustee”). Each participating plan’s investment in the Master Trust is equal to the sum of its participant account balances in relation to total Master Trust investments.

Short-term investments are stated at fair value, which approximates cost and is based on quoted redemption values determined by the Trustee. Mutual funds and the common stock of The Coca-Cola Company and Coca-Cola Enterprises Inc. are valued based on quoted market prices on national exchanges on the last business day of the Plan year. Investments in collective trusts are stated at fair value, based on quoted redemption values as determined by the Trustee. Participant loans are valued at their outstanding balances, which approximate fair value.

Coca-Cola Enterprises Bargaining Employees’ 401(k) Plan

Notes to Audited Financial Statements

The INVESCO Stable Value Fund (the “Fund”) is a separate account which invests primarily in wrapper contracts (also know as synthetic guaranteed investment contracts) and cash equivalents.

Contracts within the Fund are fully benefit-responsive and are therefore reported at fair value on the Statement of Net Assets Available for Benefits in accordance with Financial Accounting Standards Board (“FASB”) Staff Position (FSP) No. AAG INV-1 and the Statement of Position (SOP) 94-1-1 – Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.

In a wrapper contract structure, the underlying investments are owned by the Fund and held in trust for Plan participants. The wrapper primarily represents a diversified portfolio of corporate and government bonds, and common/collective trusts. The Fund purchases a wrapper contract from an insurance company or bank.  The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate (which is the rate earned by participants in the Fund for the underlying investments). The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future crediting rate that is less than zero. An interest crediting rate less than zero would result in a loss of principal or accrued interest.

The key factors that influence future interest crediting rates for a wrapper contract include:

•	The level of market interest rates
•	The amount and timing of participant contributions, transfers and withdrawals into/out of the wrapper contract
•	The investment returns generated by the fixed income investments that back the wrapper contract
•	The duration of the underlying investments backing the wrapper contract

Wrapper contract’s interest crediting rates are typically reset on a monthly or quarterly basis.

Coca-Cola Enterprises Bargaining Employees’ 401(k) Plan

Notes to Audited Financial Statements

Because changes in market interest rates affect the yield to maturity and the market value of the underlying investments, they may have a material impact on the wrapper contract’s interest crediting rate. In addition, participant withdrawals and transfers from the Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate.  The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Plan’s Statements of Net Assets Available for Benefits as the “adjustment from fair value to contract value for fully benefit-responsive investment contracts”.  If the adjustment from fair value to contract value is positive for a given contract, this indicates that the wrapper contract value is greater than the market value of the underlying investments.  The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case.  And if the adjustment from fair value to contract value figure is negative, this indicates that the wrapper contract value is less than the market value of the underlying investments.  The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

All wrapper contracts provide for a minimum interest crediting rate of zero percent.  In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuers will pay to the Plan the shortfall needed to maintain the interest crediting rate at zero.  This helps to ensure that participants’ principal and accrued interest will be protected.

Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan.  If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments.

Coca-Cola Enterprises Bargaining Employees’ 401(k) Plan

Notes to Audited Financial Statements

At December 31, 2007, contract value approximated fair value. Contract value represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses. The weighted-average yields were approximately 5.4% and 5.1%, for the years ended December 31, 2007 and 2006, respectively. The crediting interest rates were approximately 4.8% and 5.0% at December 31, 2007 and 2006, respectively.  Participants investing in the Fund are subject to risk of default by issuers of the wrapper contracts and the specific investments underlying the wrapper contracts.  There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The fair values of the underlying assets of the wrapper contracts and the adjustment to contract value are as follows:

	2007	2006
Fair value of the underlying assets of the wrapper contracts:
Fixed income securities	$158,102	$289,624
Short Term Investment Fund		101,240
US Treasury Note		202,241
Common/Collective Trusts	8,796,219	8,394,047
Fair value of the wrapper contracts	8,954,321	8,987,152
Adjustment from fair value to contract value	(43,161)	135,329
Contract value	$8,911,160	$9,122,481

Administrative Expenses

Certain administrative expenses are paid by the Plan, as permitted by the Plan document. All other expenses are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain amounts reported in the 2006 statement of net assets available for benefits have been reclassified in order to be consistent with the current year presentation.

Coca-Cola Enterprises Bargaining Employees’ 401(k) Plan

Notes to Audited Financial Statements

3. Investments

As of December 31, 2007, the Plan’s investment in the Master Trust was $45.5 million. The Plan’s investment in the Master Trust (including investments bought, sold, as well as held during the year) appreciated in fair value by $2.5 million.

The fair value of investments that individually represent 5% or more of the Plan’s net assets at December 31, 2007 was $45.5 million.

4. Coca-Cola Enterprises Inc. Defined Contribution Plans Master Trust

The Plan’s interest in the net assets of the Master Trust was approximately 3.0% at December 31, 2007.

The condensed statement of net assets for the Master Trust is as follows:

	December 31
Investments at fair value:	2007	2006
Common/Collective trust funds*	$427,153,300	$323,195,562
Registered Investment Companies*	637,269,776	536,505,872
Company Stock	238,954,693	261,347,291
Corporate Stock**	-	70,301,064
CICS Self-Directed Accounts	18,808,801	16,835,008
Stable Value Fund	176,825,228	181,997,807
Stable Value Fund Book Valuation Adjustment	(1,042,087)	2,829,841
	$1,497,969,711	$1,393,012,445

*In 2007, the S&P 500 Fund was classified as a “Common/Collective trust fund;” however, in the 2006 financial statements, the S&P 500 Fund was classified as a “Registered Investment Company.”  The 2006 S&P 500 fund amounts included herein are classified within “Common/Collective trust funds” for comparative purposes.

**The Coca-Cola Company Stock Fund (Corporate) was liquidated on November 30, 2007.  Proceeds were invested in the S&P 500 Fund (Common/Collective trust fund).

Coca-Cola Enterprises Bargaining Employees’ 401(k) Plan

Notes to Audited Financial Statements

The condensed statement of changes in net assets for the year ended December 31, 2007 in Master Trust is as follows:

2007
Additions:
Interest and dividend income	$65,564,191
Participant contributions	85,161,857
Company contributions	16,356,511
Net appreciation in fair value of investments	103,032,760
Total additions	270,115,319

Deductions:
Distributions to Participants	161,856,793
Administrative expenses	3,301,260
Total deductions	165,158,053

Net increase	104,957,266

Net assets available for benefits:
Beginning of year	1,393,012,445
End of year	$1,497,969,711

Coca-Cola Enterprises Bargaining Employees’ 401(k) Plan

Notes to Audited Financial Statements

During 2007 and 2006, the Master Trust’s investments (including investments bought, sold, as well as held during the year) appreciated in fair value, as follows:

	Net Appreciation in Fair Value	Fair Value at End of Year
Year Ended December 31, 2007

Investments at fair value, as determined by quoted market price:
Registered Investment Companies	$1,865,133	$637,269,776
Company Stock	57,375,182	238,954,693
Corporate Stock	15,871,385	-
CICS Self-Directed Accounts	-	18,808,801
	$75,111,700	$895,033,270
Investments at estimated fair value:
Common/Collective trust funds	18,007,797	427,153,300
Stable Value Fund	9,913,263	175,783,141
	27,921,060	602,936,441

Totals	$103,032,760	$1,497,969,711

Coca-Cola Enterprises Bargaining Employees’ 401(k) Plan

Notes to Audited Financial Statements

	Net Appreciation in Fair Value	Fair Value at End of Year
Year Ended December 31, 2006

Investments at fair value, as determined by quoted market price:
Registered Investment Companies	$33,863,554	$536,505,872
Company Stock	17,441,706	261,347,291
Corporate Stock	4,369,140	70,301,064
CICS Self-Directed Accounts	-	16,835,008
50/50 Fund	17,365,080	-
	$73,039,480	$884,989,235
Investments at estimated fair value:
Common/Collective trust funds	37,801,445	323,195,562
Stable Value Fund	8,394,373	184,827,648
	46,195,818	508,023,210

Totals	$119,235,298	$1,393,012,445

Between January 1, 2007 and December 31, 2007, the Master Trust had the following transactions relating to common stock of Coca-Cola Enterprises Inc.:

	Shares	Fair Value	Realized Gain
Purchases	488,766	$11,146,209	$-
Sales	(4,099,386)	$(76,748,037)	$13,996,894
Dividends received	-	$2,964,847	$-

Balance at December 31, 2007	9,179,572	$238,954,693

Coca-Cola Enterprises Bargaining Employees’ 401(k) Plan

Notes to Audited Financial Statements

Between January 1, 2007 and December 31, 2007, the Master Trust had the following transactions relating to common stock of The Coca-Cola Company:

	Shares	Fair Value	Realized Gain
Purchases	31,486	$1,430,052	$-
Sales	1,488,502	$(55,480,880)	$32,119,155
Dividends received	-	$1,429,375	$-

Balance at December 31, 2007	-	$-

In addition to Company stock, the fair value of investments that individually represent 5% or more of the Master Trust’s net assets at December 31, 2007 are as follows:

SSgA S&P 500 Fund                                                                                     $ 350,085,246
JP Morgan Core Bond Select                                                                       $ 144,107,213
Julius Baer International Equity Fund                                                        $ 114,758,438
American Funds Growth Fund                                                                    $ 189,166,755
INVESCO Stable Value Fund                                                                       $ 175,783,141

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 9, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

6. Risks and Uncertainties

The Master Trust invests in various investment securities as directed by participants.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Coca-Cola Enterprises Bargaining Employees’ 401(k) Plan

Notes to Audited Financial Statements

7.  New Accounting Standards

Recently Issued Standards

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective as of the beginning of the 2008 plan year.  Management is currently evaluating the impact of adopting SFAS 157 and does not expect the adoption to have a material impact on the Plan’s financial statements.

Supplemental Schedule

Coca-Cola Enterprises Bargaining Employees’ 401(k) Plan

EIN: 35-1526476    Plan Number: 003
Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

As of December 31, 2007

*LOANS TO PARTICPANTS (Interest rates ranging
from 4.0% to 9.5%)	$2,273,084

           * Parties in Interest